UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of January, 2006

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                     SPIRENT PLC: ACQUISITION OF SWISSQUAL

London, UK - 23 January 2006: Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, today announces that it has entered into an agreement to acquire SwissQual Holding AG ("SwissQual"), a leading Swiss based provider of innovative test and measurement solutions for wireless telecoms markets.

Highlights:

   - Agreement to acquire SwissQual for an initial consideration of CHF62.5 million (GBP27.7 million), payable in cash on completion with up to a further CHF 28.0 million (GBP12.4 million) payable depending on revenue growth and various technical and financial milestones.

   - SwissQual brings to Spirent world class products and talent in the development of voice and video solutions that analyse, measure and improve the quality of experience for users of wireless applications and services.

   - SwissQual will enhance Spirent's wireless market presence principally by:

          - bringing it into a new and growing market - "Subscriber Experience Management" for wireless networks;

          - enabling Spirent's entry into the video intensive handset applications testing market through access to new technology ; and

          -  broadening its geographic coverage and expanding its customer base.

   - SwissQual will be incorporated within the Performance Analysis division and its experienced management team will continue to manage the business.

   - The acquisition is expected to be earnings enhancing in Spirent's current financial year ended 31 December 2006.

   - The acquisition will be financed from Spirent's cash resources and bank facilities.

   - SwissQual is a profitable and fast growing business, reporting EBITA of CHF 5.5 million on revenues of CHF 32.1 million in its financial year ended 31 December 2005, up 38 per cent compared to 2004.

Anders Gustafsson, Chief Executive, commented:

"Spirent's transformation continues with the acquisition of SwissQual now following the recent announcement of the proposed disposal of HellermannTyton.

"The acquisition is in line with our strategy to expand our wireless communications business, drive profitable growth and deliver shareholder value.

"SwissQual will broaden our wireless footprint and accelerate our entry into a new and growing market. It is expected to be earnings enhancing in 2006 and should provide good organic growth opportunities and deliver synergies with our existing portfolio of businesses."

Enquiries

Anders Gustafsson, Chief Executive    Spirent plc      +44 (0)1293 767676
Eric Hutchinson, Finance Director

Reg Hoare                             Smithfield       +44 (0)20 7360 4900
Katie Hunt

A conference call for analysts will take place at 9.30am today, 23 January 2006. Participants should call 0845 245 3471 (or +44 (0)1452 542 300 for international callers). A replay will be available for 7 days by calling the following number:
0845 245 5205, PIN 4054323 # (+44 (0)1452 55 00 00 for international callers)

   Photography is available from UPPA (Universal Pictorial Press & Agency) -
                      www.uppa.co.uk or tel: 020 7421 6000

About Spirent

Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Network Products business is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent plc can be found at www.Spirent.com

Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the extent to which customers continue to invest in next-generation technology and deploy advanced IP-based services; our ability to successfully expand our customer base; our ability to continue to benefit from generally improving market conditions; the prevailing market conditions and pace of economic recovery; our ability to improve efficiency, achieve the benefits of our cost reduction goals and adapt to economic changes and other changes in demand or market conditions; our ability to develop and commercialise new products and services, extend our existing capabilities in IP services and expand our product offering internationally; our ability to attract and retain qualified personnel; the effects of competition on our business; fluctuations in exchange rates and heavy exposure to a weak US dollar; changes in the business, financial condition or prospects of one or more of our major customers; risks of doing business internationally; the financial burden of our pension fund deficit; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our reliance on proprietary technology; our exposure to liabilities for product defects; our reliance on third party manufacturers and suppliers; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings.

Acquisition of SwissQual

Spirent plc today announces that it has entered into an agreement to acquire SwissQual, a leading provider of innovative test and measurement solutions for wireless telecoms markets, for a total consideration of up to CHF 90.5 million (GBP 40.1 million), on a cash and debt free basis.

SwissQual, a Swiss based company, was founded in 2000, and provides world class products and talent in the development of voice and video solutions that analyse, measure and improve the quality of experience for users of wireless applications and services. SwissQual also has a presence in Italy and Singapore and employs around 80 staff in total.

SwissQual's broad portfolio of products can be used for:

   - Benchmarking service quality on an operator's and their competitors' networks.

   - Delivering detailed information that enables operators to troubleshoot and improve wireless service performance.

   - Evaluating the service performance of fixed and wireless network equipment in Lab and R&D settings.

In the year ended 31 December 2005, SwissQual reported sales of CHF 32.1 million (GBP14.2m) with EBITA of CHF 5.5 million (GBP2.4 m), up from CHF 23.3 million (GBP10.3m) and CHF 4.8 million (GBP2.1m) in 2004, respectively. Gross assets cash free were CHF 19.5 million (GBP8.6 m). In the current financial year ended 31 December 2005, SwissQual made strong progress in growing both sales and operating profits, and at the same time significantly increasing research and development and sales and marketing expenditure with a robust return on sales.

The acquisition of SwissQual is expected to increase Spirent's wireless market position by bringing exposure to a new market area (Subscriber Experience Management, which measures the quality of the subscriber's experience and service received from a user perspective rather than a network perspective) together with access to technology that enables Spirent's entry into the video intensive handset applications test market. In addition, SwissQual has a high quality European customer base of wireless network operators and brings with it a number of organic growth opportunities.

The following synergies exist with Spirent's existing communications activities:

   - Geographic: further expansion of Spirent's wireless activities in Europe and other markets.

   - Sales: significant cross selling opportunities in USA and Asia and new sales channels.

   - Strategic: provides technology that will enable Spirent to expand its wireless product portfolio to address handset application testing.

   - Technology: brings World class leadership and talent in the development of voice and video measurement algorithms .

SwissQual will be incorporated within the Performance Analysis division and its experienced management team will continue to manage the business.

The initial consideration is CHF 62.5 million (GBP 27.7 million), payable in cash on completion. A total further consideration of up to CHF 28.0 million (GBP
12.4 million) is payable during 2006 and 2007 based on achievement of certain revenue targets in 2006 and the delivery of technical milestones.

The acquisition is expected to be earnings enhancing in Spirent's current financial year ended 31 December 2006 and achieves all of Spirent's other acquisition hurdle criteria.

                                    - ends -

Enquiries

Anders Gustafsson, Chief Executive    Spirent plc      +44 (0)1293 767676
Eric Hutchinson, Finance Director

Reg Hoare                             Smithfield       +44 (0)20 7360 4900
Katie Hunt





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 23 January 2006                           By   ____/s/ Luke Thomas____

                                                    (Signature)*